Exhibit 16.1

(Firm Letterhead)

May 1, 2025

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Aerovate Therapeutics, Inc. and, under the date of February 24, 2025, we reported on the consolidated financial statements of Aerovate Therapeutics, Inc. as of and for the years ended December 31, 2024 and 2023. On April 28, 2025, we were dismissed.

We have read Jade Biosciences, Inc.’s (formerly known as Aerovate Therapeutics, Inc. (the “Company”)) statements included under Item 4.01(a) of its Form 8-K dated May 1, 2025, and we agree with such statements except that we are not in a position to agree or disagree with the Company’s statement that the dismissal was approved by the audit committee of the board of directors.

Very truly yours,

/s/ KPMG LLP